SPARTECH CORPORATION
120 S. Central, Suite 1700
Clayton, Missouri 63105-1705
(314) 721-4242
(314) 721-1543 FAX
March 19, 2010
BY EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-4631
Attn: Mr. John Hartz

Re:	Spartech Corporation
Form 10-K for the year ended October 31, 2009
Definitive Proxy Statement on Schedule 14A filed January 19, 2010
File No. 1-5911
Response to Comment Letter dated February 25, 2010
Ladies and Gentlemen:
     This letter is written in response to the letter dated February 25, 2010 from Mr. John Hartz, commenting on the Form 10-K of Spartech Corporation (the “Company”) for the fiscal year ended October 31, 2009 and on the Company’s Definitive Proxy Statement on Schedule 14A filed January 19, 2010. The Company’s responses follow, set forth under the corresponding comment headings from Mr. Hartz’s letter.
Form 10-K for the year ended October 31, 2009
Item 1. Business, page 2
1.	In future filings, please discuss your practices and those of your industry relating to working capital items. See Item 101(c)(1)(vi) of Regulation S-K.
     In future filings, we will describe our practices and those of our industries relating to working capital. More specifically, the Company is not required to carry significant amounts of inventory to meet rapid customer delivery requirements or to assure itself of a continuous allotment of goods from suppliers. We also do not have material extended payment terms to customers and product returns are not significant (product returns approximate 1% of sales). We will describe these facts in future filings.
Item 1A. Risk Factors, page 5
2.	Please refer only to known material risks and, in future filings, remove the sentences “Other factors may exist that the Company does not consider

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

significant based on information that is currently available. Additional risks may exist that the Company is not currently able to anticipate.”
     In future filings, we will only refer to known material risks in its Item 1A. Risk Factors. We will remove the sentences noted above.
Competition, page 4
3.	In future filings, please expand your discussion of the competitive conditions in your industry, including, where material, an estimate of the number of your competitors and your competitive position, if known or reasonably available to you. See Item 101 (c)(x) of Regulation S-K.
     The Company has numerous competitors, the vast majority of which are privately owned companies. We do not have access to the appropriate level of competitive information to allow us to disclose our number of competitors or competitive position within our markets.
Item 2. Properties, page 6
4.	In future filings, please provide more specificity with regards to the disclosure required by Item 102 of Regulation S-K, such as the specific location and general character of your materially important physical properties, the segments that use the properties, and how each property not owned in fee is held.
     In future filings, we will substantially provide the following description of our properties:
...the Company owns and operates 32 manufacturing facilities. The Custom Sheet and Rollstock segment operates 17 manufacturing facilities including 14 located throughout the United States, two in Canada and one shared facility in Mexico. The Packaging segment operates five manufacturing facilities located in the Midwest portion of the United States. The Color and Specialty segment operates 11 facilities including seven located in the Eastern and Midwest portions of the United States, one in Canada, one in France and one shared facility in Mexico. The majority of our locations are owned, with the remainder occupied under lease. Management believes that the present facilities are sufficient and adequate for the manufacture and distribution of Spartech’s products and generally have sufficient capacity for existing needs and expected near-term growth.

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

Item 3. Legal Proceeding, page 7
5.	We note your disclosure under the risk factor heading that “The Company is part of an environmental investigation...” In future filings, please address the following:
•	Name your subsidiary that has agreed to participate in funding the USEPA environmental study.

•	Describe the relief sought and the factual bases alleged to underlie the third party complaint filed by Tierra Solutions, Inc.

•	Clarify whether your subsidiary owes further obligations to the United States Protection Agency, the New Jersey Department of Environmental Protection, or other entities or persons in connection with the Lower Passaic Rover contamination. If so, describe these obligations.
     In future filings, the Company will name the subsidiary that has agreed to participate in funding the United States Environmental Protection Agency (“USEPA”) environmental study, describe the relief sought and the factual bases alleged to underlie the third party complaint filed by Occidental Chemical Corporation and certain related entities including Tierra Solutions, Inc. (“the Occidental Parties”), and describe the further obligations owed, if any, to the USEPA, the New Jersey Department of Environmental Protection (“NJDEP”), or other entities or persons in connection with the Lower Passaic River contamination. Please see the Company’s response to Comment 14 for additional information regarding these matters.
Item 6. Selected Financial Data, page 8
6.	You have presented cash provided by operating activities and capital expenditures. While these presentations are useful, they should be considered in the framework of overall cash flows, which reflect your decisions about the use of cash and the sources and uses of capital. A presentation which shows only cash flows from operations and certain expenditures could indicate that the use of the remaining cash flows is entirely at the discretion of management. Please also present your cash flows from investing and financing activities. See Section 202.03 of the SEC’s Codification of Financial Reporting Policies for guidance.
     In future filings, to the extent we disclose cash flow from operations and capital expenditures in Item 6. Selected Financial Data, we will add disclosure of cash flows from investing and financing activities.

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

Liquidity and Capital Resources
Cash flow, page 16
7.	We note your analysis of cash provided by operating activities. In future periodic filings, please revise your disclosure to discuss the underlying reasons for any significant changes in the line items in your operating cash flows, specifically working capital items, Refer to item 303(a) of Regulation S-K and to SEC Release 33-8350.
     In future filings, we will provide disclosure of the underlying reasons for significant changes in operating cash flow line items including changes in working capital items.
8.	We also note that a significant portion of your cash relates to unremitted earnings in Canada. In future filings, please further explain whether these unremitted earnings may have a significant impact on the Company’s liquidity and ability to meet cash flow needs. Please also address the likelihood of permanent distribution.
     The Company ended 2009 with $81.6 million of borrowing availability under our most restrictive covenant, our Leverage Ratio which is calculated as total debt divided by trailing twelve months EBITDA (as defined by our agreements). Based on this availability and our projected cash needs, we concluded that our unremitted earnings did not have a material impact on the Company’s liquidity or ability to meet cash flow needs. We supplementally advise the Staff that under Internal Revenue Service regulations, we can use this cash to fund non-Canadian operations or pay down non-Canadian debt for 60 consecutive days or 180 total days during our fiscal year without incurring withholding or additional income tax. We have intermittently taken advantage of this flexibility to reduce our borrowing costs. Additionally, as disclosed in footnote 11, Income Taxes, on page 41 our intention is to reinvest our unremitted foreign earnings which includes this cash. We are currently assessing several alternatives to utilize this cash including continued investment in our Canada operations or investing in other international operations.
Financing Arrangements, page 17
9.	We note your disclosure on page 38 that various debt agreements to which you are a party include certain financial covenants and other restrictions. We also note that you were in compliance with all of your covenants. If in the future it becomes reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

date. Also discuss compliance with any other particular restrictions. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.
     In the future if it becomes reasonably likely that the Company will not be in compliance with any of its material debt covenants, we will disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. On page 17, we specifically disclose:
“As of October 31, 2009, we had $81.6 million of borrowing availability under our most restrictive financial covenant. While we were in compliance with our covenants during 2009 and currently expect to be in compliance with our covenants in the next twelve months, our failure to comply with our covenants or other requirements of our financing arrangements is an event of default and could, among other things, accelerate the payment of indebtedness, which could have a material adverse impact on our business, financial condition and results of operations.”
10.	Provide a brief description of how you determine your excess cash flows and extraordinary receipts and the ratable percentage owed to senior note and term loan holders.
     Under our debt agreements, when we sell a business, we are required to offer a percentage (varies based on our Leverage Ratio) of our after tax proceeds (defined as “extraordinary receipts”) to our Senior Note, Euro bank term loan and bank credit facility investors in excess of a $1 million threshold. Also under our debt agreements, we are required to offer a percentage of our annual “excess cash flow” as defined in the agreements to our Senior Note and Euro bank term loan and bank credit facility investors. The excess cash flow definition in the agreements follows a standard free cash flow calculation. We are only required to offer the excess cash flow and extraordinary receipts if the Company ends its fiscal year with a Leverage Ratio in excess of 2.50 to 1. Each Senior Note and Euro bank term loan holder is entitled to their share of the extraordinary receipts and excess cash flow based on their pro rata share of outstanding debt to the total of outstanding Senior Note and Euro bank term loan principal plus total bank revolver capacity. The Senior Note and Euro bank term loan holders are not required to accept their allotted portion and to the extent individual holders reject their portion, other holders are entitled to accept the rejected proceeds. Early principal payments made to our Senior Note and Euro bank term loan holders reduce our principal outstanding and the bank revolver investor’s portion reduces total revolver capacity which allows the bank revolver investors to maintain their

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

proportionate level of potential exposure to the Company as the Senior Note and Euro bank term loan investors.
     We supplementally advise the Staff that the extraordinary receipts and excess cash flow payments as disclosed in our Form 10-K did not have an impact on the $81.6 million of borrowing availability under our most restrictive financial covenant.
Critical Accounting Policies and Estimates
Goodwill, page 18
11.	We note that you have recorded significant goodwill impairments in fiscal year 2008, and your sales, profitability and cash flows continue to be exposed to significant volatility. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or shareholders’ equity, please provide the following disclosures for each of these reporting units in future filings:
•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity. Please refer to Item 303 or Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

     At October 31, 2009, all of our reporting units or long-lived assets or asset groups had estimated fair values that were substantially in excess of the carrying values. More specifically, as of August 2, 2009, the Company’s 2009 annual impairment assessment date, estimated fair value exceeded carrying value for all the Company’s reporting units with a goodwill balance by a range of 27 to 38% of carrying value of each specific reporting unit. In future filings, we will disclose that our estimated fair values are substantially in excess of our carrying values.
Notes to Consolidated Financial Statements
8) Stock-Based Compensation, page 34
Restricted Stock and Performance Shares, page 36
12.	We note your disclosure that the fair value of your performance shares was “determined by a third-party valuation specialist using a Monte Carlo simulation model...” Because you are incorporating your Form 10-K by reference into your Forms S-3 and S-8, please name this valuation expert and file with either your Form 10-K or with each of the Forms S-3 and s-8 registration statement the valuation expert’s written consent to the use of its name. Alternatively, you may delete the reference to the third-party valuation expert.
     In future filings, we will delete the reference to the third-party valuation specialist.
11) Income Taxes, page 40
13.	We note your disclosure that the Company had available $23,611 in net operating losses and gross deferred tax assets which related to the France operation and that you determined that a valuation allowance of $22,741 was required for those assets which cannot be carried back or utilized. Please reconcile these amounts to the table about this disclosure which shows the principal components of the deferred tax assets and liabilities.
     As of October 31, 2009, the Company’s French entity had $13.8 million of total cumulative net operating losses ($4.5 million tax impact) of which $12.9 million was provided with a valuation allowance ($4.3 million tax impact). We previously recorded $9.8 million of fixed asset and intangibles impairment ($3.3 million tax impact) at our French entity which resulted in deferred tax assets. We recorded full valuation allowances on these deferred tax assets. The $23.6 million gross cumulative net operating losses are comprised of the $13.8 million net operating losses plus the $9.8

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

million of impairments described above. The $22.7 million gross valuation allowance is comprised of $12.9 million provided on the net operating losses plus the $9.8 million provided on the impairments. The total tax effect of the valuation allowance is $7.6 million ($4.3 million provided for operating losses and $3.3 million provided for impairments). The deferred tax assets from the impairments are included in the net deferred tax liabilities related to property, plant and equipment and goodwill and other intangibles within the table.
Commitments and Contingencies, page 43
14.	Please disclose in future filings and provide us with the following information concerning the contamination in the Lower Passaic River:
•	Describe the nature (history, type, scope) of the contamination

•	Identify the former owner of your Kearny, New Jersey facility. Please be specific, in other words the corporate name and identification of the facility(s).

•	Disclose the date of acquisition and the accounting for the potential liability at the time of purchase

•	Describe how the prior owner has been linked to the contamination resulting in your becoming a responsible party. In other words what activities linked to the contamination

•	Describe in better detail the nature, amount and terms of environmental liabilities you assumed from the former owner

•	Tell us whether you have any indications at this time about your proportionate share of eventual clean-up

•	Tell us whether you have any indication concerning the range of the eventual remediation and restoration costs of the Lower Passaic River.
In the future, please provide more details as they evolve regarding your knowledge of the contamination, the expected method of remediation, your potential involvement and the reasonably expected range of loss, if any, related to the probable remediation.
     Franklin Plastics Corp. is the former owner of the Company’s Kearny, New Jersey facility, which is located at 113 Passaic Avenue, Kearny, New Jersey (the “Kearny Facility”). The Company acquired the stock of Franklin Plastics Corp. in 1986 and accordingly, the Company acquired all of the environmental liabilities of Franklin Plastics Corp. in connection with the acquisition. This matter was not identified at the acquisition date and therefore, no liability related to this matter was recorded upon acquisition.

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

     In light of the Staff’s information requests, we believe that we can improve the clarity of our disclosures. In addition, as details evolve regarding our understanding of the contamination, the expected method of remediation, the Company’s potential involvement and the reasonably expected range of loss, if any, related to the probable remediation, we will adjust our disclosures accordingly. Based on current facts and circumstances, the Company would plan to include substantially the following disclosure in its next filing:
     In September 2003, New Jersey Department of Environmental Protection (“NJDEP”) issued a directive to approximately 30 companies, including Franklin-Burlington Plastics, Inc., a subsidiary of the Company (“Franklin-Burlington”), to undertake an assessment of natural resource damage and perform interim restoration of the Lower Passaic River, a 17-mile stretch of the Passaic River in northern New Jersey. The directive, insofar as it relates to the Company and its subsidiary, pertains to the Company’s plastic resin manufacturing facility in Kearny, New Jersey located adjacent to the Lower Passaic River. The Company acquired the facility in 1986, when it purchased the stock of the facility’s former owner, Franklin Plastics Corp. The Company acquired all of Franklin Plastics Corp.’s environmental liabilities as part of the acquisition.
     Also in 2003, the United States Environmental Protection Agency (“USEPA”) requested that companies located in the area of the Lower Passaic River, including Franklin-Burlington, cooperate in an investigation of contamination of the Lower Passaic River. In response, the Company and approximately 70 other companies (collectively the “Cooperating Parties”) agreed, pursuant to an Administrative Order of Consent with the USEPA, to assume responsibility for completing a Remedial Investigation/Feasibility Study (“RIFS”) of the Lower Passaic River. The RIFS is currently estimated to cost $75 million to complete (in addition to USEPA oversight costs) and is currently expected to be completed by late 2012 or early 2013. However, the RIFS costs are exclusive of any costs that may ultimately be required to remediate the Lower Passaic River area being studied or costs associated with natural resource damages that may be assessed. By agreeing to bear a portion of the cost of the RIFS, the Company did not admit to or agree to bear any such remediation or natural resource damage costs. In 2007, the USEPA issued a draft study which evaluated six alternatives for early remedial action of a portion of the Lower Passaic River. The estimated cost of the alternatives ranged from $900 million to $2.3 billion. The Cooperating Parties provided comments to the USEPA regarding this draft study and to date the USEPA has not taken further action. Given that the USEPA has not finalized

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

its study and that the RIFS is still ongoing, the Company does not believe that remedial costs can be reliably estimated at this time.
     In 2009, the Company’s subsidiary and over 300 other companies were named as third-party defendants in a suit brought by the NJDEP in Superior Court of New Jersey, Essex County against Occidental Chemical Corporation and certain related entities (“the Occidental Parties”) with respect to alleged contamination of the Newark Bay Complex, including the Lower Passaic River. The third-party complaint seeks contribution from the third-party defendants with respect to any award to NJDEP of damages against the Occidental Parties in the matter.
     As of October 31, 2009, the Company had approximately $900 thousand accrued related to these Lower Passaic River matters representing funding of the RIFS costs and related legal expenses of the RIFS and this litigation. Given the uncertainties pertaining to this matter, including that the RIFS is ongoing, the ultimate remediation has not yet been determined and the extent to which the Company may be responsible for such remediation or natural resource damages is not yet known, it is not possible at this time to estimate the Company’s ultimate liability related to this matter. Based on currently known facts and circumstances, the Company does not believe that this matter is reasonably likely to have a material impact on the Company’s capital expenditures, financial position, or competitive position because the Company’s Kearny, New Jersey facility could not have contributed contamination along most of the river’s length and did not store or use the contaminants which are of the greatest concern in the river sediments, and because there are numerous other parties who will likely share in the cost of remediation and damages. However, it is possible that the ultimate liability resulting from this matter could materially differ from the October 31, 2009 accrual balance and in the event of one or more adverse determinations related to this matter, the impact on the Company’s results of operations could be material to any specific period.
Item 15. Exhibits, Financial Statement Schedule, page 52
15.	In future filings please file or incorporate by reference the following exhibits or explain to us why these items are not required to be filed.
•	Any material plan of disposition and liquidation discussed in your annual report on form 10-K. See Items 601(a)(4) and (b)(2) of regulation S-K. In this regard, we note from page two that during 2009, you sold your wheels and profiles business and liquidated three other businesses.

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

•	Your severance and noncompetition agreements with your named executive officers discussed on page 31 of your definitive proxy statement, incorporate by reference into Part III of your Form 10-K.

•	The First and Second Amendments to the Fourth Amended and Restated Credit Agreement.

•	The Second Amendment to the Term Loan Agreement between you and Calyon New York Branch.
     The Company believes that the agreements relating to the disposition or liquidation of the referenced businesses were not material. In particular, the Company notes that none of the businesses met the conditions of a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X.
     The Company will file or incorporate by reference the form of Severance and Noncompetition Agreement with its named executive officers, the First and Second Amendments to the Fourth Amended and Restated Credit Agreement and the Second Amendment to the Term Loan Agreement with its next periodic report.
Definitive Proxy Statement on Schedule 14A
Certain Business Relationships and Transactions, page 6
16.	In describing your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, we note the standard to be applied in the case of a director. In future filings, please disclose the standards to be applied pursuant to such policies and procedures as applied to all related persons. See Item 404(b)(1)(ii) of regulation S-K.
     In future filings, the Company will disclose the standards to be applied pursuant to such policies and procedures with respect to all related persons, as defined in Item 404(a).
Compensation of Directors, page 7
17.	In future filings, please explain why your corporate governance committee determined to pay your chairman substantially more and in a form different than that paid to your other directors. Please refer to Item 402(k)(3) of Regulation S-K.

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

     In future filings, the Company will discuss the reason for differential payment to the chairman of the board of directors during the last fiscal year, to the extent material. We supplementally advise the Staff that the one-time restricted stock award reflected compensation to our chairman pertaining to transitioning the day-to-day leadership of the Company to a new chief executive officer.
Executive Compensation, page 10
Compensation Discussion and Analysis, page 10
Short-Term Compensation elements, page 12
Base Salary, page 12
18.	We note that your compensation committee considers individual performance, among other factors, when determining base salary amounts. In future filings, please discuss the elements of individual performance that are considered when determining base salaries. See Item 402(b)(2)(vii) of Regulation S-K.
          In future filings, the Company will discuss the elements of individual performance that were considered during the last fiscal year, to the extent material.
Performance-Based Bonus, page 13
19.	We note your disclosure that individual performance goals were weighted 35% in your compensation committee’s determination of performance-based bonuses and that the actual “individual performance multiplier for Mr. Odaniell and the other NEOs paid out in a range of .57 to 1.55.” In future filings, please identify the individual objectives applicable to each named executive officer, discuss how each named executive officer’s actual performance compared to his or her respective goals, and explain how this performance comparison translated into the multipliers that were used to calculate each named executive officer’s performance-based bonus. See items 402(b)(1)(v) and (2)(vii) as well as Instruction 4 to Item 402(b) of Regulation S-K.
     In future filings, the Company proposes to expand the disclosure to provide a more detailed description of the nature of the individual performance goals for NEOs. Although the Compensation Committee sets objective metrics and establishes weighting with respect to individual goals at the beginning of each fiscal year, the

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

Company does not believe that disclosure of specific individual target metrics, weighting of individual goals or how an NEO’s actual performance compared to his or her respective goals would be meaningful given that there is a subjective element of the evaluation process utilized by the Compensation Committee. When evaluating NEO performance in light of individual goals to determine a payout, the Committee can, and does from time to time, exercise discretion to adjust a metric or the designated weighting of a metric in light of changing business needs or economic conditions that occur during the course of the year. Further, the Committee applies judgment in its discretion as to the nature and quality of an individual’s leadership or other qualitative performance criteria when deciding payout amounts. The Company notes that individual goals are weighted only 20% for purposes of performance-based bonuses in 2010, as compared to 35% in 2009.
     Consistent with those considerations, the Company proposes to include the following disclosure in future filings (adjusted for underlying facts and criteria):
The individual goals and performance multipliers for Mr. Odaniell and the other NEOs are set forth in the table below: These objectives consisted of the following:

Individual
Performance
	Individual Goals	Multiplier
Myles S. Odaniell	Execution of financial turnaround; achievement of debt pay-down; leadership of safety program; and leadership of sustainability initiative	___%

Randy C. Martin	Completion of specified transactions; completion of financial management initiatives; and leadership of finance team	___%

Steven J. Ploeger	Achievement of various budget objectives; reorganization of business group; implementation of operational initiatives	___%

Michael L. Marcum	Achievement of various budget objectives; implementation of operational initiatives; development of strategic plan	___%

Janet E. Mann	Development of new products; improvement of pricing systems; improvement of customer relationship management; development of sustainability strategy	___%

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

In arriving at the individual performance multipliers, the Committee evaluated these objectives on a subjective basis, using its judgment and discretion and taking into account the recommendation of the CEO with respect to named executive officers other than himself.
Long-Term Compensation Elements, page 14
Performance Shares, page 15
20.	We note that you award performance shares based on company performance over a three-year period. We also note from exhibit 10.13 to your Form 10-K that you recently completed a similar three-year performance share plan based on company performance from 2007 to 2009. With a view toward disclosure in future filings, please identify the performance criteria included your recently completed three-year performance period, discuss how actual performance over this period compared to the criteria in the performance share plan, and explain how actual performance translated into the share payouts ultimately made under the plan.
     In future filings, the Company will identify the performance criteria included in the then most recently completed three-year performance period, how actual performance over such period compared to the pre-established criteria, and how actual performance translated into payouts under the plan, with respect to the last fiscal year, to the extent material.
Change in Control, page 33
21.	Your disclosure in the last paragraph on page 34 that Mr. Odaniell would receive an additional six month salary severance in the event of his termination without cause appears inconsistent with your disclosure in footnote (1) to the Estimates Amounts Payable Tables on page 36 that he would receive twelve months salary in this event. Please reconcile your disclosure in future filings.
     In future filings, the Company will reconcile the referenced disclosures.

SPARTECH Corporation
United States Securities and Exchange Commission
Division of Corporate Finance
March 19, 2010

     In connection with the foregoing, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (314) 889-8329 or Rosemary Klein, Senior Vice President, General Counsel and Corporate Secretary via telephone at (314) 889-8314, with any questions or additional comments.

Very truly yours, SPARTECH CORPORATION /s/ Randy C. Martin Randy C. Martin Executive Vice President and Chief Financial Officer